FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 11 September 2004 – 14 September 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Notification of Allotment of Securities

1.2	Notification of Allotment of Securities

1.3	Notification of Allotment of Securities

1.4	Notification of Allotment of Securities

1.5	Notification of Allotment of Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	14 September 2004

Linda Cox

Company Secretary

Telecom@Jervois Quay, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

10 September 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Dividend Reinvestment Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	4,134,097
c) Issue Price	$5.7203
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.213%
g) Reason for issue	Dividend Reinvestment Plan
h) Authority for issue	Dividend Reinvestment Plan
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,942,852,714
l) Date of Issue	10 September 2004

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

10 September 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Performance Incentive Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	74,065
c) Issue Price	$439,200
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.003%
g) Reason for issue	Performance Incentive Scheme
h) Authority for issue	Performance Incentive Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,937,895,538
l) Date of Issue	1 September 2004

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom@Jervois Quay, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

10 September 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Restricted Share Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	769,169
c) Issue Price	$5.95
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.040%
g) Reason for issue	Restricted Share Scheme
h) Authority for issue	Restricted Share Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,938,718,617
l) Date of Issue	1 September 2004, 8 September 2004

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

10 September 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	538,247
c) Issue Price	$4.70 -$4.94
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	.028%
g) Reason for issue	Share Option Scheme
h) Authority for issue	Share Option Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,937,821,473
l) Date of Issue	2 August, 3 August, 4 August, 5 August, 6 August, 9 August, 10 August, 11 August, 17 August, 19 August, 26 August, 27 August, 1 September, 2 September, 3 September

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 498 9176

Mobile 027 4475 537

e-mail linda.cox@telecom.co.nz

10 September 2004

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Rights Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4
b) Number Issued	53,190
c) Issue Price	$nil
d) Payment Terms	Cash
e) Amount paid up	In full
f) Percentage of total class issued	0.0027%
g) Reason for issue	Share Rights Scheme
h) Authority for issue	Share Rights Scheme
i) Terms of issue	The shares rank pari passu with the existing ordinary shares
j) Number of securities in existence after the issue	1,937,949,448
l) Date of Issue	1 September 2004

Yours faithfully

Linda Cox

Company Secretary